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                     March 4, 2024

       Jeffrey Armbrister
       Chief Financial Officer
       Hamilton Lane Incorporated
       110 Washington Street, Suite 1300
       Conshohocken, PA 19428

                                                        Re: Hamilton Lane
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-38021

       Dear Jeffrey Armbrister:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance